Research Solutions, Inc.

January 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Research Solutions, Inc.
Application for Withdrawal of Amendment No. 1 to Registration
Statement on Form S-3
File No. 333-276240

Ladies and Gentlemen:

Research Solutions, Inc. (the “Registrant”) respectfully requests the withdrawal solely of Amendment No. 1 to the Registrant’s Registration Statement on Form S-3, originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2024,  together with all exhibits and amendments thereto (collectively, the “S-3 Amendment”), as of the date hereof, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

The S-3 Amendment was erroneously filed on EDGAR under submission type "S-3/A" rather than "POS AM," as was intended. The S-3 Amendment has not been declared effective, and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact Louis A. Wharton of our counsel Stubbs Alderton & Markiles, LLP at 818-444-4509.

Respectfully,

Research Solutions, Inc.

/s/William J. Nurthen
By:	William J. Nurthen
Its:	Chief Financial Officer